FOR IMMEDIATE RELEASE

MADECO ANNOUNCES TENTATIVE SCHEDULE FOR THE TERMINATION OF ITS ADR PROGRAM IN THE UNITED STATES AND DELISTING FROM THE NYSE

(Santiago, Chile, July 2, 2009) As previously announced on June 23, 2009, the Board of Directors of Madeco S.A. (“Madeco” or the ”Company”) (NYSE ticker: MAD), resolved to voluntarily delist the Company’s ADSs from the New York Stock Exchange (the “NYSE”), terminate its ADR program with the Bank of New York Mellon, as depositary (the “Depositary”), and eventually deregister with the Securities and Exchange Commission (the “SEC”). Notwithstanding the termination of the ADR program and delisting from the NYSE, Madeco will continue to comply with SEC reporting requirements until its securities are deregistered.

NYSE DELISTING

On July 6, 2009, Madeco will provide written notice to the NYSE of its intent to delist. The Company intends to file a Form 25 with the SEC and the NYSE on or about July 16, 2009 to effect the delisting. The delisting is expected to be effective 10 days after this filing.

DEPOSIT AGREEMENT AMENDMENT AND TERMINATION

On June 25, 2009, Madeco notified the Depositary of its intention to terminate the Deposit Agreement. In addition, Madeco and the Depositary have agreed to amend the Deposit Agreement to shorten from one year to 90 days the period after termination during which ADS holders may exchange their ADSs for Madeco’s common stock. The amendment of the Deposit Agreement is expected to become effective on October 10, 2009, three months after notice thereof is given to holders.

ADR PROGRAM TERMINATION

On July 6, 2009, Madeco will provide formal notice to the Depositary that its ADR program will be terminated. Once the Depositary receives formal notice of the close of the ADR program, it will establish a termination date for the Deposit Agreement as amended, which will be no sooner than 90 days from the date notice thereof is given to holders and is estimated to occur on October 10, 2009. Thereafter, ADS holders will have 90 days to decide if they would like to exchange their ADSs for common stock of Madeco or sell them. Furthermore, if an ADS holder does not exchange its shares within the 90-day holding period, the Depositary will be authorized to sell the remaining shares and deliver to such holder the net proceeds from the sale of its shares. The Company expects that the termination of the ADR program will be effective on or about January 8, 2010.

EVENTUAL DEREGISTRATION WITH THE SEC

Upon termination of the ADR program, if the Company can certify that there are fewer than 300 U.S. security holders, the Company intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations. Upon the filing of the Form 15F Madeco’s reporting obligations will immediately be suspended. Deregistration will be effective 90 days after the filing.

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For further information contact:
Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.